December 4, 2020

Re: IdentifySensors Biologics Corp.

Offering Statement on Form 1-A

Filed October 27, 2020

File No. 024-11354

Dear Ms. Harkins and Ms. Tillan:

We are counsel to IdentifySensors Biologics Corp., LLC, a Delaware corporation (the “Company”), and have prepared this letter on behalf of the Company to address each of the comments set forth in the staff’s comment letter dated November 23, 2020. The Company has revised the Offering Circular on Form 1-A (File No. 024-11354) (the “Offering Circular”) in response to the aforementioned comment letter and is filing Amendment No. 2 to the Offering Circular (“Amendment No. 2”) concurrently with this letter. Set forth below are the staff’s comments (in bold) and the Company’s respective responses. A copy of Amendment No. 2 marked to show all changes is attached hereto for your convenience.

Offering Statement on Form 1-A filed October 27, 2020

Cover Page

1.	In your next revision, please include your full mailing address, telephone number and website address on the cover page of the offering circular. Refer to Item 1(b) of Part II of Form 1-A for guidance.

The Company has revised the Cover Page to include the full mailing address, telephone number and website address.

2.	We note your disclosure that the estimated proceeds to the company is $49,837,000. In addition, we note your disclosure that the commissions and discounts are none and the estimated minimum offering expenses is approximately $600,000. Please revise the total estimated proceeds to the company in the table on the cover page, including the footnotes as applicable, to correct this inconsistency or otherwise advise.

The Company has revised the Cover Page to disclosure the estimated proceeds and expenses assuming the maximum amount of the offering is raised. The expense disclosure is consistent with the disclosure contained in the “Use of Proceeds” section.

3.	Please disclose the arrangements regarding placing the funds received in an escrow account, including identifying the escrow agent. Refer to the Instructions to Item 1(e) of Part II of Form 1-A.

The Company has engaged an escrow agent since the filing date of the Form 1-A and has included disclosure regarding the terms of the Escrow Agreement. However, there is no minimum amount of the offering; all proceeds of the offering will be immediately available to the Company. The reference to a minimum offering has been corrected to the maximum amount of the offering.

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Use of Proceeds, page 19

4.	Please revise to clarify for each of your potential testing products how far into the commercialization process you will progress with the funds shown. To the extent you believe you will need additional funds to develop your potential testing products please include disclosure.

The Company has revised the Use of Proceeds disclosure to include the anticipated product development with each level of funding, and whether, in each case, additional funds will be required.

Description of Business, page 20

5.	We note your references in this section and elsewhere in your offering circular to various external sources via footnotes. Referring investors to sources outside your offering statement for material information is not sufficient to meet your disclosure obligation. Please revise your disclosure to include all material information in your offering circular, such that you do not need to refer investors to external sources for additional information. Additionally, we note that certain disclosures are attributed to third party sources, such as IBIS World Reports, McKinsey, Harvard’s Global Health Institute and Kaiser. Please provide an analysis as to why third-party attributed disclosure is not expertized disclosure requiring a consent as per Item 17(11) of Part [III] of Form 1-A.

The Offering Circular has been revised throughout to delete most references to third party sources. The remaining references are from publicly available sources, were not reports prepared specifically for the Company or this Offering Statement, and none of the third parties have reviewed or passed upon any information in the Offering Statement or consented to the inclusion of the publicly available materials. The Company therefore believes than none of such third parties are experts.

Summary, page 20

6.	We note your disclosure that your "goal is to provide a test that is as accurate as RT-PCR tests" and "is as fast as rapid antigen tests." Please balance your disclosure by specifying that your testing is still in development and is not approved by the FDA or similar regulatory authority.

The Company has revised the Summary to disclose that all of the Company’s products are in development, that no prototypes have been completed and that the products have not been submitted to or approved by the FDA.

7.	Please expand your disclosure to clarify the status of development of your electrochemical test for COVID-19. We note your disclosure on the potential for the test but it is unclear how far in development you are or if you have completed any studies to date. Please include additional disclosure on whether or not you have developed a functioning prototype for your electrochemical test with the capabilities you discuss, including whether or not you have developed prototypes for each of the various target markets you discuss, "COVID CLINC," "COVID HOME" and "COVID POINT-OF-CARE." In addition, to the extent you have completed any studies to date, please disclose the material results and observations.

The Offering Circular has been revised to provide greater detail about the status of development.

8.	We note your disclosure that the "simplicity of [y]our platform could allow the test to be administered at a nurse’s station using a saliva test sample, with the results being transmitted to a secure private cloud within minutes where the results are stored and managed." Please include additional disclosure on the current development stage of the "cloud" platform needed for your potential testing platform.

We have revised the disclosure to include additional information regarding the cloud platform.

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Table 1: Comparison of Critical Test Elements Between RT-PCR Tests and IdentifySensors Biologics’ Rapid Electrochemical Test, page 21

9.	We note that you have a row in your table titled "Selectivity/Sensitivity" in which denote your test as "Pre-EUA" and the RT-PCR Molecular Tests as "EUA." Please define this abbreviation at first use.

The Company has defined the acronym “EUA” at first use of page 21.

Testing Capacity in the U.S. is Less Than it Should Be, page 22

10.	We note your disclosure that "the cost to test all people in the U.S. every single day using our platform devices is estimated to be about $2.6 trillion." We also note your disclosure that "elevated levels of testing is difficult." Given your disclosure that elevated levels of testing is difficult please advise on whether or not testing every single person in the U.S. every single day is feasible. To the extent this is not feasible please update your disclosure or remove this figure.

The Company has revised this disclosure to remove this figure and has revised the disclosure to focus on the testing capacity in the U.S.

Types of COVID-19 Testing and Their Limitations, page 24

11.	We note your statement that, "[w]e believe that molecular testing as the only truly reliable way to prove an active COVID-19 infection, according to the FDA." Please advise on how you believe it is appropriate to attribute your beliefs to the FDA. Please revise this statement.

We have revised this statement to delete any reference to the FDA.

12.	We note your disclosure that "the reported rate of false negatives for antigen tests is as high as 50 percent, which is why antigen tests are not favored by the FDA." However, we note your source provided in the footnote discloses that the FDA has approved certain antigen tests pursuant to its EUA. Please advise on how you can draw the conclusion and make the statement that antigen tests are not favored by the FDA or otherwise revise your disclosure. In addition, please add disclosure relating to the FDA's approval of certain antigen tests.

The Company has revised this disclosure to remove the statement that the FDA does not favor antigen tests and have added information regarding the FDA’s approval of such tests for use during the Covid-19 pandemic. The Company has also provided additional information regarding antigen tests that have been approved by the FDA.

An Affordable Rapid Molecular Test that Can Be Conducted Frequently is Needed, page 30

13.	We note your disclosure that you "intend to fill the testing capability gap by delivering an affordable rapid molecular diagnostic platform that can be used frequently and overcomes many of the shortcomings of the RT-PCR test without sacrificing accuracy," and your "approach could not require amplification." Please briefly disclose how you currently intend to develop your test so that investors can better understand the technology you are trying to develop.

The Company has included additional information regarding the Company’s technology and the development process. The development steps anticipated by the Company have also been provided in more detail under “Plan of Operations.”

Product Development & Implementation, page 31

14.	You disclose that you believe your tests could be enhanced to detect other pathogens, including Influenza. Please provide additional disclosure on whether or not you have completed any studies or development to date for multiplexed detection.

We have revised the disclosure to disclose other pathogens detected with the Company’s technology.

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Strategic Relationship with Purdue University, page 33

15.	Please revise your summary of the Strategic Alliance Agreement with Purdue University to disclose all material terms, including, without limitation, a description of the upfront license fees, the term of the agreement and the termination provisions.

The Offering Statement has been revised to include all material terms of the Strategic Alliance Agreement with Purdue University, including upfront fees, the term of the agreement and the termination provisions.

Intellectual Property, page 37

16.	Please expand to disclose the material terms of your License Agreement with IdentifySensors Fresh Food Enterprises, LLC described in this section, including a description of the certain events that will result in a termination of the License Agreement.

The Offering Statement has been revised to include the only event that permits early termination by IdentifySensors Fresh Food Enterprises, LLC (ISFFE)—an attempted assignment of the License Agreement to a third party without the written consent of ISFFE.

Product Pricing & Positioning, page 40

17.	We note that you disclose that you base your pricing per test estimate based on a 2.0 billion annual test per year demand. Please disclose the material assumptions you used to arrive at this figure or otherwise advise.

We have revised the disclosure to delete the reference to 2.0 billion annual tests. The basis for the price estimates of the Company’s products is set forth in the footnotes to the table.

Intended Target Audience, page 42

18.	We note your statement that "reducing the transmission of new diseases from tropical forests would cost between $22.2 and $30.7 billion each year." Please advise on why this is relevant to COVID-19 or your potential product.

The Company agrees that this statement is not relevant to the Covid-19 products and it has been deleted from the Offering Circular.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

19.	Please revise to provide further detail regarding your plan of operation for the 12 months following the commencement of the offering, including a statement indicating whether the proceeds from the offering will satisfy your cash requirements or whether you anticipate needing to raise additional funds in the next six months to implement the plan of operations. Refer to Item 9(c) of Part II of Form 1-A.

We have revised the Plan of Operations to provide more detail regarding the Company’s anticipated 12-month operating plan.

Directors, Executive Officers, and Significant Employees/Consultants, page 50

20.	Please disclose if your executive officers and significant employees/consultants work full time or part-time for your company, and if less than full time, disclose the number of hours per week or month. In addition, provide the term of office, including the month and year of the start date, if applicable. See Item 10 of Form 1-A.

The Company has inserted a table of each executive officer and significant employees and consultants setting forth the start date, whether each such person is full time or part time, and, if part time the estimated hours per month to be devoted by each person.

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Exhibits

21.	We note that your forum selection provision in Article X of your certificate of incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company has revised the Offering Statement to state that the Company believes that this provision of the Certificate of Incorporation does not apply to actions arising under the Securities Act or Exchange Act. The Company will include such disclosure in future filings of the Company and in any offering document prepared for purchasers of Common Stock.

To the Company’s knowledge, no Participant is required to clear its compensation arrangement with FINRA. The Company and its management also acknowledge that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action, or absence of action by the staff. The Company is aware of the obligation to file periodic and current reports pursuant to Rule 257.

Sincerely,

/s/ Christopher A. Wilson

Christopher A. Wilson

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